Mail Stop 4561

March 10, 2006

Laurence Seidman
Third Floor
100 Misty Lane
Parsippany, NJ 07054

Re: Interchange Financial Services Corp
        PRNN 14A filed by Committee to Preserve Shareholder Value
        Filed on March 2, 2006
        File no. 1-10518

Dear Mr. Seidman:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone number listed at the end of this letter

General

   1.   We note your response to prior comment 4 and your representation that your "proxy materials will not be mailed to any shareholder until the company files its preliminary proxy material and is therefore available to the Company Shareholders." Please note that you may rely on Rule 14a-5 only when the Company's proxy statement is furnished to shareholders and merely filing the preliminary proxy materials with the Commission, as compared to mailing the proxy statement, does not constitute "furnishing" the proxy statement. Please confirm your understanding in this regard.

Mr. Seidman's Letters to Mr. Abbate and All of the Company Board Members, page 4

   2.   We note your response to prior comment 5 and reissue it in part. Specifically, we asked you to provide support for your statement to Mr. Abbate as to the Company's lagging stock price as compared to its peers. We note that you

indicate that there is no mention of a lagging stock price in the August 22, 2005 letter but this does appear to have been stated in a letter dated November 11, 2005, which you re-state in the proxy statement. Please provide support for this statement.

Two Candidates are Nominated for the Company's Board, page 4

3. Either in this section or in another section of the proxy materials, revise to disclose the substance of the company's position as described in your response to prior comment 6. In doing so, please revise your discussion to explain, as previously requested, the provision of the Bylaws you refer to that caused your nominees to be ineligible to serve in order to place this discussion in context.

The Price Received by New Jersey Banks in the last two years, page 5

4. Please revise your disclosure in this section or in another section to include the information regarding the status of SNL Financial's analysis in the banking industry included in your response to prior comment 10. However, if you refer to the OTS and other regulators utilizing SNL's analysis in official documents, specifically refer the reader to those statements by the regulator. Further, considering your indication that the source of information upon which you are relying is SNL, provide us with copies of the materials from which this data is derived.

Mr. Seidman's Past History of Promoting the Maximization of Shareholder Value, page 9

5. We note your response to prior comment 14 and we do not disagree with your statement that there is no representation that any company was sold solely because Mr. Seidman filed a Schedule 13D. Nevertheless, the title of this section combined with your disclosure indicating that Schedule 13Ds were filed by you followed by a discussion of the sales of the institutions in which you filed the Schedule 13Ds would seem to imply a correlation. If that was your intention, please revise to state the basis for your implication. If that was not your intention, please revise this discussion to explain how you had a past history of promoting the maximization of shareholder value.

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please contact Mara Ransom, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3264 or to me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel

Via Fax: (973) 781-0876